

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Via U.S. mail and facsimile

Mr. Jerome J. Selitto
President and Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

      Re: PHH Corporation
               Form 10-K for the year ended December 31, 2009
               Schedule 14A and Amendment to Schedule 14A
               Forms 10-Q for the quarterly periods ended March 31, 2010,
               June 30, 2010, and September 30, 2010
               File No. 001-07797

Dear Mr. Selitto:

      We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Michael R. Clampitt
                        Senior Attorney